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Exhibit 99.3

FORM OF LETTER
CACHE, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Shareholders
of Cache, Inc.

April [    •    ], 2013

To Securities Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering (the "Rights Offering") by Cache, Inc. ("Cache") of shares of Cache common stock, par value $0.01 per share (the "Common Stock"), pursuant to transferable subscription rights (the "Rights") distributed to all holders of record of shares of Common Stock at 5:00 p.m., New York City time, on April 4, 2013 (the "Record Date"). The Rights and Common Stock are described in the accompanying offering prospectus covering the Rights and the shares of Common Stock issuable upon their exercise dated April [    •    ], 2013 (the "Prospectus").

        In the Rights Offering, Cache is offering an aggregate of 4,848,484 shares of Common Stock, as described in the Prospectus.

        The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on April [    •    ], 2013, unless extended (the "Expiration Time"); provided, that, pursuant to the Backstop and Investment Agreement (as defined in the Prospectus), Cache's board of directors may not extend the rights offering by more than 30 days without the prior written consent of each of MFP Partners, L.P. ("MFP Partners") and Mill Road Capital, L.P. ("Mill Road").

        As described in the Prospectus, each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to approximately [    •    ]% of a whole Right for each share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date. Each whole Right allows the holder thereof to subscribe for one share of Common Stock (the "Basic Subscription Right") at the cash price of $1.65 per full share (the "Subscription Price"). For example, if a Rights holder owned 100 shares of Common Stock as of 5:00 p.m., New York City time on the Record Date, it would receive [    •    ] Rights (rounded down from approximately [    •    ] Rights) and would have the right to purchase [    •    ] shares of Common Stock for the Subscription Price.

        If a Rights holder purchases all of the shares of common stock available to it pursuant to its Basic Subscription Right, it may also exercise an over-subscription right (the "Over-Subscription Right") to purchase a portion of any shares of Common Stock that are not purchased by shareholders through the exercise of their Basic Subscription Rights (such shares, determined taking into account the limitation described in the remainder of this sentence, the "Unsubscribed Shares"), up to the number of shares it purchased under the Basic Subscription Right and subject to the limitation that if any Over-Subscription Rights are exercised, Cache will not issue a number of shares in excess of 4,848,484 pursuant to the exercise of Basic Subscription Rights, Over-Subscription Rights and the pro rata investment (as defined in the Prospectus and as described in clause (a) of the following paragraph). To the extent the number of the Unsubscribed Shares is not sufficient to satisfy all of the properly exercised Over-Subscription Right requests, then the available shares will be prorated among those who properly exercised their Over-Subscription Right based on the number of shares each rights holder subscribed for under the Over-Subscription Right.

        Cache has entered into the Backstop and Investment Agreement with (i) MFP Partners and Mill Road, who, as of the Record Date, beneficially owned approximately [    •    ]% and [    •    ]% of the shares of Common Stock, respectively, and (ii) Jay Margolis, who was appointed Cache's Chairman of the Board and Chief Executive Officer on February 5, 2013. Pursuant to the Backstop and Investment

Agreement, in a transaction separate from the Rights Offering, (a) each of MFP Partners and Mill Road has severally and not jointly agreed to purchase from Cache the number of shares of Common Stock equal to its full pro rata share (as of the Record Date) of the number of shares of Common Stock to be offered pursuant to the Rights Offering, (b) each of MFP Partners, Mill Road and Mr. Margolis has agreed, severally and not jointly, to purchase from Cache a specified number of shares such that the gross proceeds to Cache from the Rights Offering, the issuance of shares to MFP Partners and Mill Road as described in clause (a) above and the backstop commitment described in this clause (b) will be $8.0 million, and (c) each of Mill Road and Mr. Margolis has agreed to purchase from Cache additional shares of Common Stock in such amount, if any, sufficient to enable them to acquire an aggregate of $3.5 million and $1.0 million of Common Stock, respectively, to the extent they are not able to otherwise acquire such amounts pursuant to the transactions described in clauses (a) and (b) of this sentence. The obligations of MFP Partners, Mill Road and Mr. Margolis are subject to conditions more fully described in the Prospectus.

        Each Rights holder will be required to submit payment in full for all the shares it wishes to buy with its Basic Subscription Right and its Over-Subscription Right. Because Cache will not know the total number of Unsubscribed Shares prior to the Expiration Time, if a Rights holder wishes to maximize the number of shares it may purchase pursuant to the Rights holder's Over-Subscription Right, the Rights holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to the Rights holder, assuming that no shareholders other than such Rights holder purchases any shares of Common Stock pursuant to the Basic Subscription Right and Over-Subscription Right. Fractional Rights remaining after aggregating all of the Rights distributed to you will be rounded down to the nearest whole number to ensure that Cache offers no more than 4,848,484 shares of Common Stock in the Rights Offering. Any excess subscription payments received by Continental Stock Transfer and Trust Company (the "Subscription Agent") will be returned, without interest, as soon as practicable.

        Cache can provide no assurances that each Rights holder will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of its Over-Subscription Right in full. Cache will not be able to satisfy a Rights holder's exercise of the Over-Subscription Right if the Rights Offering is subscribed in full, and Cache will only honor an Over-Subscription Right to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Rights, subject to the limitations set forth above.

  •
  To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to a Rights holder pursuant to the Over-Subscription Right is less than the amount the holder of Rights actually paid in connection with the exercise of the Over-Subscription Right, the Rights holder will be allocated only the number of Unsubscribed Shares available to it as soon as practicable after the Expiration Time, and the Rights holder's excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

  •
  To the extent the amount the Rights holder actually paid in connection with the exercise of the Over-Subscription Right is less than or equal to the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to the Rights holder pursuant to the Over-Subscription Right, such Rights holder will be allocated the number of Unsubscribed Shares for which it actually paid in connection with the Over-Subscription Right. See "The Rights Offering—The Subscription Rights—Over-Subscription Right."

        The Rights are transferable during the course of the Rights Offering. If you purchase Rights in the open market or otherwise, and the Rights Offering is not completed, the purchase price paid for such Rights will not be returned to you.

        Cache is asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.

        All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by Cache or the Subscription Agent.

        Enclosed are copies of the following documents:

          1.     The Prospectus;

          2.     Instructions as to the Use of Cache, Inc. Rights Certificates;

          3.     A form of letter which may be sent to your clients for whose accounts you hold shares of Common Stock registered in your name or the name of your nominee (including a Beneficial Owner Election Form), with an attached form of instruction;

          4.     Nominee Holder Certification; and

          5.     A return envelope addressed to Continental Stock Transfer and Trust Company, the Subscription Agent.

        Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Nominee Holder Certification, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Right, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Nominee Holder Certification with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

        Additional copies of the enclosed materials may be obtained from Laurel Hill Advisory Group, LLC, the Information Agent. The Information Agent's telephone number is 888-742-1305. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,
Cache, Inc.

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  Exhibit 99.3
FORM OF LETTER CACHE, INC.